UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EnSync, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

98876R204
(CUSIP Number)

Yancie Zhang
Melodious Investments Company Limited
45F, China Resources Building , 26 Harbour Road,
Wan Chai, Hong Kong
Telephone: +852- 39566776
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 98876R204

1		NAME OF REPORTING PERSONS Melodious Investments Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,000,000 shares of common stock1
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,000,000 shares of common stock1
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000,000 shares of common stock1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6%2
14		TYPE OF REPORTING PERSON (See Instructions) CO

1.
Consists of (i) 8,000,000 shares of Common Stock to be held by Melodious Investments Company Limited (“MICL”) at the closing, and (ii) 17,000,000 shares of Common Stock issuable upon the conversion of 11,353 shares of the issuer’s Series C Convertible Preferred Stock held by MICL, assuming such preferred stock is convertible within 60 days from the date of acquisition. See Item 5. MICL is a British Virgin Islands company wholly owned by Melodious International Investments Group Limited (“MII Group Limited”), which is a British Virgin Islands company wholly owned by Jilun He. Jilun He is the sole director of each of MICL and MII Group Limited. The business address of each of MICL and MII Group Limited is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.

2.
Percentage calculated based on 64,752,821 shares of Common Stock, consisting of (i) 47,752,821  shares of Common Stock outstanding as of September 8, 2016 as disclosed in the issuer’s annual report on Form 10-K filed with the Securities Exchange and Commission on September 8, 2016 and (ii) 17,000,000 shares of Common Stock (see Note 1 above).

SCHEDULE 13D/A

CUSIP No. 98876R204

1		NAME OF REPORTING PERSONS Melodious International Investments Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,000,000 shares of common stock1
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,000,000 shares of common stock1
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000,000 shares of common stock1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6%2
14		TYPE OF REPORTING PERSON (See Instructions) CO

1.
Consists of (i) 8,000,000 shares of Common Stock to be held by MICL at the closing, and (ii) 17,000,000 shares of Common Stock issuable upon the conversion of 11,353 shares of the issuer’s Series C Convertible Preferred Stock held by MICL, assuming such preferred stock is convertible within 60 days from the date of acquisition. See Item 5. MICL is a British Virgin Islands company wholly owned by MII Group Limited, which is a British Virgin Islands company wholly owned by Jilun He. Jilun He is the sole director of each of MICL and MII Group Limited. The business address of each of MICL and MII Group Limited is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.

2.
Percentage calculated based on 64,752,821 shares of Common Stock, consisting of (i) 47,752,821 shares of Common Stock outstanding as of September 8, 2016 as disclosed in the issuer’s annual report on Form 10-K filed with the Securities Exchange and Commission on September 8, 2016 and (ii) 17,000,000 shares of Common Stock (see Note 1 above).

SCHEDULE 13D/A

CUSIP No. 98876R204

1		NAME OF REPORTING PERSONS Jilun He
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,168,513 shares of common stock
	8	SHARED VOTING POWER 25,000,000 shares of common stock1
	9	SOLE DISPOSITIVE POWER 5,168,513 shares of common stock
	10	SHARED DISPOSITIVE POWER 25,000,000 shares of common stock1
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,168,513 shares of common stock2
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.6%3
14		TYPE OF REPORTING PERSON (See Instructions) IN

1.
Consists of (i) 8,000,000 shares of Common Stock to be held by MICL at the closing, and (ii) 17,000,000 shares of Common Stock issuable upon the conversion of 11,353 shares of the issuer’s Series C Convertible Preferred Stock held by MICL, assuming such preferred stock is convertible within 60 days from the date of acquisition. See Item 5. MICL is a British Virgin Islands company wholly owned by Melodious International Investments Group Limited (“MII Group Limited”), which is a British Virgin Islands company wholly owned by Jilun He. Jilun He is the sole director of each of MICL and MII Group Limited. The business address of each of MICL and MII Group Limited is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.

2.
Consists of (i) 5,168,513 shares of Common Stock held by Jilun He, (ii) 8,000,000 shares of Common Stock to be held by MICL at the closing, and (iii) 17,000,000 shares of Common Stock issuable upon the conversion of 11,353 shares of the issuer’s Series C Convertible Preferred Stock held by MICL, assuming such preferred stock is convertible within 60 days from the date of acquisition. (See Note 1 above).

3.
Percentage calculated based on 64,752,821 shares of Common Stock, consisting of (i) 47,752,821 shares of Common Stock outstanding as of September 8, 2016 as disclosed in the issuer’s annual report on Form 10-K filed with the Securities Exchange and Commission on September 8, 2016 and (ii) 17,000,000 shares of Common Stock (see Note 1 above).

This Amendment No. 1 (the “Amendment”) relating to the common stock, par value $0.01 per share (the “Common Stock”), of EnSync, Inc., a Wisconsin corporation (the “Issuer”) is filed to amend the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on behalf of each of Melodious Investments Company Limited (“MICL”), Melodious International Investments Group Limited (“MII Group Limited”), and Jilun He on September 19, 2016 (the “Schedule 13D”). Except as set forth in this Amendment No.1, there has been no material change in the facts set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Considerations.

Item 3 of the Schedule 13D is hereby supplemented as follows:

Jilun He purchased an aggregate of 1,306,737 shares of Common Stock in the open market for an aggregate price of $1,231,653.85, exclusive of commissions and fees. The funds for the purchase of such shares of Common Stock came from Jilun He’s cash on hand. No borrowed funds were used to purchase such shares of Common Stock.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

The Reporting Persons intend to appoint several candidates to the board of the directors of the Company (the "Board").  The Reporting Persons may contact the Board or executive officers of the Company to discuss the possibility of inviting several representatives of the Reporting Persons to the Board.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as set forth below:

(a) and (b). The following disclosure assumes that there were 64,752,821 shares of Common Stock outstanding and issuable as of the Closing, including (1) 47,752,821 shares of Common Stock outstanding as of September 8, 2016 as disclosed in the Issuer’s annual report on Form 10-K filed with the Securities Exchange and Commission on September 8, 2016, and (2) 17,000,000 shares of Common Stock convertible from the Sale Preferred Shares, and that the Sale Preferred Shares are convertible within 60 days of the date of the Closing.

MICL is the direct owner of (i) Sale Common Shares and (ii) Sale Preferred Shares, which can be convertible into an aggregate of 17,000,000 shares of Common Stock subject to the terms and conditions of the Certificate of Designation. Pursuant to the Certificate of Designation, the Sale Preferred Shares are convertible at a conversion price of $0.6678; provided, that (A) the Series C-1 Convertible Preferred Stock only become convertible upon the completion of five megawatts worth of solar projects (the “Projects”) in accordance with the Supply Agreement entered into by SPI and the Issuer on July 13, 2015, which is filed on Schedule 13D by SPI with the Commission on July 13, 2015 (the “Supply Agreement”) and (B) the Series C-2 Convertible Preferred Stock only become convertible upon the completion of 15 megawatts worth of Projects. The Supply Agreement is qualified in its entirety by reference to its full text, and is incorporated herein by reference. MICL and MII Group Limited are deemed to have the shared power to vote or to direct the vote or dispose or direct the disposition of 25,000,000 shares of Common Stock, representing 38.6% of the Issuer’s total issued and outstanding shares of Common Stock as of the Closing.

Jilun He is the direct owner of 5,168,513 Common Stock and the indirect owner of (i) Sale Common Shares and (ii) Sale Preferred Shares as stated above. Jilun He has the sole power vote or to direct the vote or dispose or direct the disposition of 5,168,513 shares of Common Stock, and is deemed to have the shared power to vote or to direct the vote or dispose or direct the disposition of 25,000,000 shares of Common Stock, an aggregate of which representing 46.6% of the Issuer’s total issued and outstanding shares of Common Stock as of the Closing.

Except as disclosed in Items 5(a) and 5(b), none of the Reporting Persons has beneficially own any Common Stock, or has the right to acquire any Common Stock, nor presently have the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Stock which it may be deemed to beneficially own.

(c) The trading dates, number of shares of Common Stock purchased and the price per share for all transactions in the shares of Common Stock of the Issuer effected on behalf of Jilun He within the last 60 days, which were all ordinary brokerage transactions effected on the open market, are set forth in Schedule A and are incorporated herein by reference.

The information set forth in Item 3 of the Schedule 13D is hereby incorporated by reference in this Item 5(c).

Except as disclosed in this Statement, none of the Reporting Persons has effected any transaction in the Common Stock or other securities of the Issuer during the past 60 days.

(d) Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2016

Jilun He

By:	/s/ Jilun He

Melodious International Investments Group Limited

By:	/s/ Jilun He
Name: Jilun He
Title: Director

Melodious Investments Company Limited

By:	/s/ Jilun He
Name: Jilun He
Title: Director

SCHEDULE A
TRANSACTIONS IN PAST 60 DAYS

The following purchase transactions were made by Jilun He in open-market broker transactions:

Trade Date	Transaction	Shares	Average Per Share Price
2016-09-29	Purchase	100,000	1
2016-09-29	Purchase	10,000	1
2016-09-29	Purchase	100,000	0.997
2016-09-29	Purchase	100,000	0.98
2016-09-29	Purchase	100,000	0.98
2016-09-29	Purchase	500	0.95
2016-09-29	Purchase	50,000	0.95
2016-09-28	Purchase	8,500	0.949
2016-09-28	Purchase	50,000	0.95
2016-09-28	Purchase	20,000	0.95
2016-09-28	Purchase	28,109	0.95
2016-09-28	Purchase	20,000	0.949
2016-09-28	Purchase	5,400	0.94
2016-09-28	Purchase	4,300	0.939
2016-09-28	Purchase	20,000	0.94
2016-09-28	Purchase	3,501	0.937
2016-09-28	Purchase	20,000	0.94
2016-09-28	Purchase	1,300	0.92
2016-09-28	Purchase	3,600	0.92
2016-09-28	Purchase	1,600	0.92
2016-09-28	Purchase	7,700	0.915
2016-09-28	Purchase	2,600	0.929
2016-09-27	Purchase	2,100	0.93
2016-09-27	Purchase	50,000	0.93
2016-09-27	Purchase	5,500	0.93
2016-09-27	Purchase	50,000	0.93
2016-09-27	Purchase	50,000	0.928
2016-09-27	Purchase	19,650	0.927
2016-09-27	Purchase	50,000	0.92
2016-09-27	Purchase	2,100	0.9
2016-09-27	Purchase	30,000	0.9
2016-09-27	Purchase	6,100	0.884
2016-09-27	Purchase	7,100	0.88
2016-09-27	Purchase	19,677	0.917
2016-09-27	Purchase	800	0.92
2016-09-27	Purchase	13,700	0.9
2016-09-27	Purchase	100,000	0.92
2016-09-27	Purchase	1,300	0.9
2016-09-27	Purchase	21,600	0.9
2016-09-27	Purchase	100,000	0.898
2016-09-27	Purchase	50,000	0.9

2016-09-27	Purchase	50,000	0.9
2016-09-27	Purchase	20,000	0.878
2016-09-16	Purchase	4	0.82
2016-09-16	Purchase	20,000	0.82
2016-09-16	Purchase	70,700	0.8
2016-09-16	Purchase	100,000	0.8
2016-09-16	Purchase	100,000	0.8
2016-09-16	Purchase	84	0.78
2016-09-16	Purchase	1,783	0.76
2016-09-16	Purchase	7,300	0.78
2016-09-16	Purchase	50,000	0.78
2016-09-16	Purchase	50,000	0.78
2016-09-16	Purchase	1,609	0.77
2016-09-16	Purchase	50,000	0.77
2016-09-15	Purchase	21,300	0.77
2016-09-15	Purchase	5,100	0.77
2016-09-15	Purchase	50,000	0.749
2016-09-15	Purchase	50,000	0.749
2016-09-15	Purchase	8,400	0.753
2016-09-10	Purchase	2,000	0.77
2016-09-10	Purchase	20,200	0.768
2016-09-10	Purchase	50,000	0.77
2016-09-10	Purchase	50,000	0.77
2016-09-10	Purchase	800	0.77
2016-09-10	Purchase	50,000	0.769
2016-09-10	Purchase	19,332	0.77
2016-09-10	Purchase	50,000	0.76
2016-09-10	Purchase	50,000	0.76
2016-09-10	Purchase	200	0.75
2016-09-10	Purchase	22,683	0.749
2016-09-10	Purchase	50,000	0.749
2016-09-10	Purchase	10,989	0.748
2016-09-09	Purchase	50,000	0.748
2016-09-09	Purchase	17,127	0.76
2016-09-09	Purchase	7,400	0.75
2016-09-09	Purchase	27,215	0.717
2016-09-09	Purchase	20,000	0.75
2016-09-09	Purchase	6,100	0.75
2016-09-09	Purchase	47,044	0.749
2016-09-09	Purchase	20,000	0.72
2016-09-09	Purchase	20,000	0.73
2016-09-09	Purchase	3,334	0.72
2016-09-09	Purchase	1,650	0.7
2016-09-09	Purchase	1,600	0.762
2016-09-09	Purchase	8,200	0.758
2016-09-09	Purchase	19,800	0.749
2016-09-09	Purchase	1,700	0.769

2016-09-09	Purchase	7,333	0.75
2016-09-09	Purchase	40,400	0.77
2016-09-09	Purchase	15,100	0.75
2016-09-09	Purchase	7,500	0.75
2016-09-08	Purchase	7,589	0.76
2016-09-08	Purchase	1,300	0.75
2016-09-08	Purchase	2,500	0.75
2016-09-08	Purchase	22,900	0.75
2016-09-08	Purchase	11,400	0.75
2016-09-08	Purchase	12,200	0.75
2016-09-08	Purchase	50,000	0.75
2016-09-08	Purchase	9,900	0.741
2016-09-08	Purchase	100,000	0.75
2016-09-08	Purchase	50,000	0.749
2016-09-08	Purchase	50,000	0.749
2016-09-08	Purchase	50,000	0.748
2016-09-08	Purchase	50,000	0.747
2016-09-03	Purchase	10,000	0.77
2016-09-03	Purchase	50,000	0.77
2016-09-03	Purchase	50,000	0.77
2016-09-03	Purchase	50,000	0.77
2016-09-03	Purchase	19,300	0.77
2016-09-03	Purchase	700	0.768
2016-09-03	Purchase	596	0.768
2016-09-03	Purchase	1,750	0.75
2016-09-03	Purchase	1,500	0.74
2016-09-03	Purchase	1,200	0.735
2016-09-03	Purchase	33,103	0.742
2016-09-03	Purchase	27,199	0.73
2016-09-03	Purchase	25,597	0.73
2016-09-03	Purchase	50,000	0.73
2016-09-02	Purchase	3,000	0.74
2016-09-02	Purchase	29,592	0.73
2016-09-02	Purchase	42,100	0.73
2016-09-01	Purchase	1,900	0.73
2016-09-01	Purchase	13,500	0.73
2016-09-01	Purchase	5,200	0.73
2016-09-01	Purchase	50,000	0.73
2016-09-01	Purchase	8,406	0.73
2016-09-01	Purchase	50,000	0.73
2016-09-01	Purchase	9,400	0.67
2016-09-01	Purchase	20,000	0.67
2016-09-01	Purchase	10,000	0.67
2016-09-01	Purchase	5,000	0.68
2016-09-01	Purchase	15,500	0.67
2016-09-01	Purchase	2,500	0.67
2016-09-01	Purchase	2,500	0.68

2016-09-01	Purchase	10,000	0.68
2016-09-01	Purchase	15,000	0.67
2016-09-01	Purchase	10,000	0.68
2016-08-31	Purchase	11,300	0.728
2016-08-31	Purchase	50,000	0.73
2016-08-31	Purchase	50,000	0.73
2016-08-31	Purchase	50,000	0.73
2016-08-31	Purchase	21,387	0.72
2016-08-31	Purchase	12,519	0.72
2016-08-31	Purchase	50,000	0.72
2016-08-31	Purchase	5,554	0.71
2016-08-31	Purchase	66,058	0.7
2016-08-31	Purchase	1,000	0.69
2016-08-31	Purchase	44	0.69
2016-08-31	Purchase	6,276	0.68
2016-08-31	Purchase	50,000	0.679
2016-08-31	Purchase	12,900	0.66
2016-08-25	Purchase	10,101	0.6
2016-08-25	Purchase	10,500	0.59
2016-08-25	Purchase	15,000	0.59
2016-08-25	Purchase	15,000	0.59
2016-08-25	Purchase	28,000	0.59
2016-08-25	Purchase	12,000	0.59
2016-08-25	Purchase	10,000	0.59
2016-08-25	Purchase	10,000	0.59
2016-08-25	Purchase	2,500	0.59
2016-08-25	Purchase	4,900	0.59
2016-08-25	Purchase	10,000	0.59
2016-08-25	Purchase	10,000	0.59
2016-08-25	Purchase	10,000	0.59
2016-08-25	Purchase	5,000	0.59
2016-08-25	Purchase	1,200	0.6
2016-08-25	Purchase	1,200	0.6
2016-08-25	Purchase	1,200	0.6
2016-08-25	Purchase	7,000	0.59
2016-08-25	Purchase	2,142	0.59
2016-08-25	Purchase	2,500	0.585
2016-08-25	Purchase	2,500	0.586
2016-08-25	Purchase	2,500	0.59
2016-08-25	Purchase	5,500	0.59
2016-08-25	Purchase	10,000	0.59
2016-08-25	Purchase	4,200	0.59
2016-08-25	Purchase	6,500	0.589
2016-08-25	Purchase	5,200	0.59
2016-08-25	Purchase	5,800	0.59
2016-08-25	Purchase	5,000	0.59
2016-08-25	Purchase	5,000	0.59

2016-08-25	Purchase	5,000	0.6
2016-08-25	Purchase	5,800	0.6
2016-08-25	Purchase	5,400	0.6
2016-08-25	Purchase	3,800	0.6
2016-08-25	Purchase	3,800	0.6
2016-08-25	Purchase	1,200	0.599
2016-08-25	Purchase	1,200	0.6
2016-08-25	Purchase	1,200	0.6
2016-08-25	Purchase	1,200	0.6
2016-08-25	Purchase	1,200	0.6
2016-08-25	Purchase	5,200	0.59
2016-08-25	Purchase	5,200	0.59
2016-08-25	Purchase	1,200	0.598
2016-08-25	Purchase	580	0.6
2016-08-25	Purchase	400	0.58
2016-08-25	Purchase	3,800	0.59
2016-08-25	Purchase	3,800	0.59
2016-08-25	Purchase	1,200	0.6
2016-08-25	Purchase	3,600	0.59
2016-08-25	Purchase	3,000	0.59
2016-08-25	Purchase	1,200	0.599
2016-08-25	Purchase	4,200	0.58
2016-08-25	Purchase	4,000	0.586
2016-08-24	Purchase	4,600	0.589
2016-08-24	Sale	-100	0.565
2016-08-24	Purchase	100	0.585
2016-08-24	Purchase	11,532	0.569
2016-08-24	Purchase	13,775	0.56
2016-08-24	Purchase	2,370	0.548
2016-08-24	Purchase	100	0.61
2016-08-24	Sale	-10,000	0.584
2016-08-24	Sale	-30,000	0.626
2016-08-24	Purchase	13,000	0.61
2016-08-24	Purchase	78,991	0.599
2016-08-24	Purchase	2,100	0.59
2016-08-24	Purchase	35,175	0.59
2016-08-24	Purchase	23,116	0.58
2016-08-23	Purchase	3,900	0.49
2016-08-23	Purchase	20,000	0.49
2016-08-23	Purchase	300	0.49
2016-08-22	Purchase	2,600	0.489
2016-08-22	Purchase	5,600	0.485
2016-08-22	Purchase	200	0.48
2016-08-22	Purchase	15,864	0.48
2016-08-22	Purchase	600	0.47
2016-08-22	Purchase	30,000	0.47
2016-08-22	Purchase	20,000	0.469

2016-08-22	Purchase	10,000	0.469
2016-08-22	Purchase	100	0.45
2016-08-20	Purchase	50,000	0.46
2016-08-19	Purchase	100	0.45
2016-08-16	Purchase	1,515	0.46
2016-08-16	Purchase	100	0.46
2016-08-16	Purchase	2,000	0.456
2016-08-15	Purchase	13,328	0.446
2016-08-15	Purchase	3,694	0.44
2016-08-10	Purchase	6,444	0.46
2016-08-10	Purchase	3,100	0.45
2016-08-10	Purchase	5,258	0.43
2016-08-10	Purchase	20,000	0.44
2016-08-10	Purchase	20,000	0.459
2016-08-10	Purchase	22,800	0.44
2016-08-10	Purchase	17,000	0.459
2016-08-10	Purchase	7,191	0.444
2016-08-10	Purchase	1,400	0.44
2016-08-10	Purchase	20,000	0.439
2016-08-10	Purchase	20,000	0.44
2016-08-10	Purchase	7,100	0.44
2016-08-10	Purchase	1,500	0.446
2016-08-10	Purchase	2,200	0.438
2016-08-10	Purchase	4,100	0.42
2016-08-10	Purchase	1,150	0.44
2016-08-10	Purchase	8,350	0.42
2016-08-10	Purchase	4,500	0.42
2016-08-10	Purchase	6,300	0.45
2016-08-09	Purchase	4,600	0.42
2016-08-09	Purchase	3,900	0.43
2016-08-09	Purchase	1,100	0.42
2016-08-09	Purchase	3,000	0.44
2016-08-09	Purchase	28,500	0.42
2016-08-09	Purchase	50,000	0.42
2016-08-09	Purchase	28,568	0.46
2016-08-09	Purchase	50,000	0.46
2016-08-09	Purchase	3,000	0.46
2016-08-09	Purchase	20,000	0.46
2016-08-09	Purchase	5,797	0.46
2016-08-09	Purchase	20,000	0.459
2016-08-09	Purchase	800	0.45
2016-08-09	Purchase	20,000	0.44
2016-08-09	Purchase	20,000	0.44
2016-08-09	Purchase	20,000	0.44
2016-08-08	Purchase	20,000	0.44
2016-08-08	Purchase	20,000	0.44
2016-08-08	Purchase	4,500	0.43

2016-08-08	Purchase	20,000	0.43
2016-08-08	Purchase	10,000	0.43
2016-08-01	Purchase	3,978	0.373